Haoxin Holdings Limited

Room 329-1, 329-2, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

May 9, 2023

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Liz Packebusch

Re:	Haoxin Holdings Limited Amendement No. 1 to Registration Statement on Form F-1 Submitted March 7, 2023 File No. 333-269681

Dear Ms. Packebusch,

This letter is in response to your letter March 21, 2023 in which you provided comments to Registration Statement on Form F-1 (the “F-1”) of Haoxin Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on March 7, 2023. On the date hereof, the Company has submitted Amendment No. 2 to Registration Statement on Form F-1 (“Amendment No. 2”). We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Amendment No. 1 to Registration Statement on Form F-1 filed March 7, 2023

Exhibits

1.	We note your response to prior comment 8 and reissue it in part. Please have counsel revise the opinion filed as Exhibit 5.1 to include the number of shares being offered and upon which counsel is opining.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that an erroneous version of Exhibit 5.1 was attached in the latest submission, and we have attached the correct version of 5.1 opinion to Amendment No. 2.

2.	We note that you have filed a form of underwriting agreement as Exhibit 1.1 to your registration statement and that Exhibit 1.1 makes references to, but does not include as Exhibit A, the form of lock-up agreement. Please refile Exhibit 1.1 to include the form of lock-up agreement as an exhibit thereto.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have reattached Exhibit 1.1 to include all Exhibits referenced therein in Amendment No. 2.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhengjun Tao
Zhengjun Tao
Chief Executive Officer